Exhibit 99.1

Höegh LNG Partners LP Reports Preliminary Financial Results for the Quarter Ended March 31, 2017

HAMILTON, Bermuda, May 24, 2017 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) today reported its financial results for the quarter ended March 31, 2017.

Highlights

•	Reported total time charter revenues of $35.1 million for the first quarter of 2017 compared to $21.7 million of time charter revenues for the first quarter of 2016
•	Generated operating income of $25.7 million and net income of $16.2 million for the first quarter of 2017 compared to operating income of $6.2 million and net loss of $1.0 million for the first quarter of 2016; operating income and net income were impacted by unrealized gains on derivative instruments on the Partnership’s share of equity in earnings of joint ventures in the first quarter of 2017 compared with unrealized losses for the first quarter of 2016
•	Excluding the impact of the unrealized gains and losses on derivative instruments for the first quarter of 2017 and 2016 impacting the equity in earnings of joint ventures, operating income for the three months ended March 31, 2017 would have been $23.2 million, an increase of $8.0 million from $15.2 million for the three months ended March 31, 2016
•	Generated Segment EBITDA[1] of $29.5 million for the first quarter of 2017 compared to $24.1 million for the first quarter of 2016
•	On January 3, 2017, closed the acquisition of 51% interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the Höegh Grace (the “Höegh Grace entities”). The results of the Höegh Grace contributed to the Partnership’s earnings for the full first quarter of 2017
•	On May 15, 2017 paid a $0.43 per unit distribution with respect to the first quarter of 2017, equivalent to $1.72 per unit on an annualized basis. This is an increase of approximately 4.2% from the distribution with respect to the fourth quarter of 2016

Richard Tyrrell, Chief Executive Officer and Chief Financial Officer stated: “In the first quarter of 2017, the Partnership continued to deliver on its strategy of making accretive acquisitions and delivering distribution growth to unitholders. Having closed the acquisition of 51% of the Höegh Grace at the beginning of the quarter, the Partnership has expanded and diversified its fleet to five FSRUs and added Colombia to the growing list of markets utilizing floating storage and regasification units to participate in the global LNG trade. The acquisition enabled the Partnership to declare a 4.2% distribution increase for the first quarter of 2017 compared to the fourth quarter of 2016, representing an annualized cash distribution of $1.72 per unit – an increase of more than 27% since the IPO in mid-2014.

The first quarter of 2017 was also a busy one for operations with the Höegh Grace recording its first full quarter of employment on a minimum 10 year contract, while the Neptune has been deployed as an FSRU to supplement the existing regasification capacity in Turkey. The attractive price of LNG, together with the speed and cost-effectiveness with which FSRU projects can be implemented, continues to be a highly compelling value proposition for a wide range of markets around the world.

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure. Segment EBITDA does not include adjustments for (i) principal payment of direct financing lease of $0.8 million and $0.8 million for the three months ended March 31, 2017 and 2016, respectively, (ii) amortization in revenues for above market contracts of $0.9 million and $0.6 million for the three months ended March 31, 2017 and 2016, respectively, (iii) non-controlling interest: amortization in revenues for above market contracts of $0.9 million and $0.6 million for the three months ended March 31, 2017, or (iv) equity in earnings of JVs: amortization for deferred revenue of $(0.6) million and $(0.3) million for the three months ended March 31, 2017 and 2016, respectively.

Following the acquisition of 51% of the Höegh Grace, the Partnership retains a right-of-first-offer on the remaining 49% and looks forward to be able to execute on this opportunity in the future. The Partnership also believes it is ideally positioned to benefit from the maturing dropdown pipeline of long-term FSRU contracts under development by Höegh LNG Holdings Ltd. which the Partnership believes, assuming their execution, will support the further growth of the Partnership’s asset base and distributable cash flows.”

Financial Results Overview

As of January 1, 2017, the Partnership began consolidating the Höegh Grace entities as a result of the acquisition of a 51% interest in the Höegh Grace entities. The revenues, expenses and net income in the consolidated income statement include 100% of the results of the Höegh Grace entities. This is reduced with the non-controlling interest in net income to arrive at the partners’ interest in net income which reflects the Partnership’s 51% interest in the net income of the Höegh Grace entities. Similarly, all of the assets and liabilities on the consolidated balance sheet include 100% of the Höegh Grace entities’ assets and liabilities. Total equity is split between partners’ capital (which includes the Partnership’s 51% interest in the net assets of the Höegh Grace entities) and the non-controlling interest. Management monitors the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in the Segment EBITDA of such entities and, therefore, subtracts the non-controlling interest in Segment EBITDA to present Segment EBITDA.

The Partnership reported net income of $16.2 million for the three months ended March 31, 2017, an increase of $17.2 million from net loss of $1.0 million for the three months ended March 31, 2016. The net income (loss) for both periods was significantly impacted by unrealized gains and losses on derivative instruments mainly on the Partnership's share of equity in earnings of joint ventures.

Excluding all of the unrealized gains and losses on derivative instruments, net income for the three months ended March 31, 2017 would have been $13.0 million, an increase of $5.4 million from $7.6 million for the three months ended March 31, 2016. The increase for the three months ended March 31, 2017 was primarily due to the inclusion of the results of the Höegh Grace consolidated on January 1, 2017.

Net income of $2.7 million was attributable to non-controlling interest for the 49% interest in the Höegh Grace entities not owned by the Partnership. The partners’ interest in net income, which includes the Partnership’s 51% interest in the Höegh Grace entities, for the three months ended March 31, 2017 was $13.4 million, an increase of $14.5 million from a net loss of $1.0 million for the three months ended March 31, 2016.

The PGN FSRU Lampung and the Höegh Grace were on-hire for the entire first quarter of 2017. The Höegh Gallant had several days of reduced hire due to unscheduled maintenance in the first quarter of 2017 compared with 15 days off-hire for scheduled maintenance in the first quarter of 2016.

Equity in earnings of joint ventures was $4.8 million for the three months ended March 31, 2017, an increase of $11.5 million from equity in losses of joint ventures of $6.7 million for the three months ended March 31, 2016. The joint ventures own the Neptune and the GDF Suez Cape Ann. The reason for the increased earnings was unrealized gains on derivative instruments in the Partnership’s share of the joint ventures for the three months ended March 31, 2017 of $2.5 million, compared to unrealized losses on derivative instruments of $9.0 million for three months ended March 31, 2016. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value are included in equity in earnings (losses) of joint ventures. For the three months ended March 31, 2017, the Partnership's share of operating income in the joint ventures was $5.9 million compared to $6.2 million for the three months ended March 31, 2016. The reduction was due in part to lower revenue due to reduced hire for the Neptune in its start up phase in Turkey.

Operating income for the three months ended March 31, 2017 was $25.7 million, an increase of $19.5 million from $6.2 million for the three months ended March 31, 2016. Excluding the impact of the unrealized losses on derivative instruments for the three months ended March 31, 2017 and 2016 impacting the equity in earnings of joint ventures, operating income for the three months ended March 31, 2017 would have been $23.2 million, an increase of $8.0 million from $15.2 million for the three months ended March 31, 2016. The increase for the three months ended March 31, 2017 was primarily due to the inclusion of the results of the Höegh Grace consolidated from January 1, 2017.

Segment EBITDA2 was $29.5 million for the three months ended March 31, 2017, an increase of $5.4 million from $24.1 million for the three months ended March 31, 2016.

Financing and Liquidity

As of March 31, 2017, the Partnership had cash and cash equivalents of $18.8 million and an undrawn portion of the $85 million revolving credit facility of $74.8 million. In February 2017, the Partnership drew $1.6 million on the revolving credit facility. Current restricted cash for operating obligations of the PGN FSRU Lampung was $8.8 million, and long-term restricted cash required under the Lampung facility was $14.2 million as of March 31, 2017. During the first quarter of 2017, the Partnership made quarterly repayments of $4.8 million on the Lampung facility, $3.3 million on the Gallant facility and $3.3 million on the Grace facility. The Partnership’s book value and outstanding principal of total long-term debt was $513.8 million and $519.8 million, respectively, as of March 31, 2017, repayable in quarterly installments of $11.4 million. This includes 100% of the long-term debt of the Höegh Grace entities which are consolidated. As of March 31, 2017, the Partnership’s total current liabilities exceeded total current assets by $24.9 million. This is partly a result of mark-to-market valuations of its interest rate swaps (derivative instruments) of $4.2 million and the current portion of long-term debt of $45.5 million being classified current while the restricted cash of $14.2 million associated with the Lampung facility is classified as long-term. The Partnership does not plan to terminate the interest rate swaps before their maturity and, as a result, the Partnership will not realize these liabilities. Further, the current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months’ net liabilities. The Partnership believes its current resources, including the undrawn balance under the revolving credit facility, are sufficient to meet the Partnership’s working capital requirements for its current business for the next twelve months.

2 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure. Segment EBITDA does not include adjustments for (i) principal payment of direct financing lease of $0.8 million and $0.8 million for the three months ended March 31, 2017 and 2016, respectively, (ii) amortization in revenues for above market contracts of $0.9 million and $0.6 million for the three months ended March 31, 2017 and 2016, respectively, (iii) non-controlling interest: amortization in revenues for above market contracts of $0.9 million and $0.6 million for the three months ended March 31, 2017, or (iv) equity in earnings of JVs: amortization for deferred revenue of $(0.6) million and $(0.3) million for the three months ended March 31, 2017 and 2016, respectively.

As of March 31, 2017, the Partnership had outstanding interest rate swap agreements for a total notional amount of $444.6 million to hedge against the interest rate risks of its long-term debt under the Lampung, Gallant and Grace facilities. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of 2.8% for the Lampung facility. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of approximately 1.9% for the Gallant facility. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of approximately 2.3% for the Grace facility. The carrying value of the liability for derivative instruments was $7.9 million as of March 31, 2017. The effective portion of the changes in fair value of the interest rate swaps are recorded in other comprehensive income. Gain on derivative instruments for the three months ended March 31, 2017 was $0.7 million, an increase of $0.4 million from $0.3 million for the three months ended March 31, 2016. Gain on derivative instruments for the three months ended March 31, 2017 related to the interest rate swaps for the Lampung, Gallant and Grace facilities, while the gain for the three months ended March 31, 2016 related to the Lampung and Gallant facilities. The increase is mainly due to amortization of the amount excluded from hedge effectiveness for the Grace facility.

On May 15, 2017, the Partnership paid a $0.43 per unit distribution with respect to the first quarter of 2017, equivalent to $1.72 per unit on an annualized basis. The distribution’s total amount was $14.4 million.

In May 2017, the Partnership drew $10.1 million on the revolving credit facility.

In the second quarter of 2017, the Partnership filed and was paid $0.6 million of claims for indemnification from Höegh LNG Holdings Ltd. (“Höegh LNG”) for the three months ended March 31, 2017 for losses with respect to the commencement of services under the time charter with Höegh LNG Egypt LLC, a wholly owned subsidiary of Höegh LNG, pursuant to the contribution, purchase and sale agreement for the acquisition of the Höegh Gallant.

Outlook

In the second quarter of 2017, the Höegh Gallant has 8 days of scheduled maintenance and will be off-hire.

Pursuant to the contribution, purchase and sale agreement the Partnership entered into with Höegh LNG with respect to the acquisition of 51% of the ownership interests in the Höegh Grace entities, the Partnership has a right of first offer to purchase the remaining 49% interest.

Pursuant to the omnibus agreement that the Partnership entered into with Höegh LNG at the time of the initial public offering, Höegh LNG is obligated to offer to the Partnership any floating storage and regasification unit (“FSRU”) or LNG carrier operating under a charter of five or more years.

Accordingly, the Partnership has, or may in the future have, the opportunity to acquire the FSRUs listed below:

•	On May 26, 2015, Höegh LNG signed a contract with Penco LNG to provide an FSRU to service the Penco-Lirquén LNG import terminal to be located in Concepción Bay, Chile. The contract is for a period of 20 years and is subject to Penco LNG’s completing financing and obtaining necessary environmental approvals. In February 2017, Penco LNG informed Höegh LNG that the environmental approval had been temporarily halted by the legal system in Chile which is expected to delay completion of the infrastructure and the commencement of the FSRU contract.

•	On December 1, 2016, Höegh LNG signed an FSRU contract with Quantum Power Ghana Gas Limited (“Quantum Power”) for the Tema LNG import terminal located close to Accra in Ghana (“Tema LNG Project”). The Tema LNG Project is supported by Ghana National Petroleum Corporation (GNPC), Ghana’s national oil and gas company. The contract is for a period of 20 years with a five year extension option for the charterer. The contract is subject to Quantum Power obtaining necessary governmental approvals, financing and both parties’ board approval. The infrastructure construction for the project is planned to start mid 2017 and the delivery time for the FSRU is expected approximately twelve months following commencement of the construction work. Höegh LNG is expected to service the contract with the Höegh Giant (HHI Hull No. 2552) which was delivered from the shipyard on April 27, 2017.

•	On December 15, 2016, Höegh LNG signed an FSRU contract with Global Energy Infrastructure Limited (“GEI”) for GEI’s LNG import project in Port Qasim near Karachi, Pakistan. Time charter is for a period of 20 years with two five year extension options. GEI has a long-term LNG supply agreement with Qatargas and a consortium agreement that also includes ExxonMobil, Mitsubishi, Total and Höegh LNG. The contract is subject to certain conditions and both parties’ board approval. The anticipated start of the FSRU contract is second half of 2018.

Höegh LNG has three FSRUs on order. Pursuant to the terms of the omnibus agreement, the Partnership will have the right to purchase HHI Hull No. 2865, and HHI Hull No. 2909 and SHI Hull No.2220 (under a shipbuilding contract with Samsung Heavy Industries (“SHI”)) following acceptance by the respective charterer of the related FSRU, subject to reaching an agreement with Höegh LNG regarding the purchase price. There can be no assurance that the Partnership will purchase any of these additional FSRUs.

Depending on the ultimate timing of the start of projects, allocations of the hulls to projects is subject to change.

Finally, although the Partnership’s option to purchase Höegh LNG’s interests in the FSRU Independence pursuant to the omnibus agreement has expired, the Partnership expects that Höegh LNG would offer the opportunity to purchase such interests in the event it receives the consent of the charterer of the Independence, AB Klapipedòs Nafta (“ABKN”). On December 5, 2014, the Independence began operating under its time charter with ABKN. The Partnership and Höegh LNG continue to pursue, but have not received ABKN’s consent to the acquisition of the Independence by the Partnership. The Independence is located in the port of Klaipeda and provides Lithuania with the ability to diversify its gas supply by giving it access to the world market for LNG. The Independence is moored adjacent to a purpose-built jetty connected to a pipeline connecting to the existing grid in Lithuania.

There can be no assurance that the Partnership will acquire the remaining 49% interest in the Höegh Grace entities or any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

Presentation of First Quarter 2017 Results

A presentation will be held today, Wednesday, May 24, 2017, at 8:30 A.M. (EDT) to discuss financial results for the first quarter of 2017. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/21196

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until May 31, 2017.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10107807

Financial Results on Form 6-K

The Partnership has filed a Form 6-K with the SEC with detailed information on the Partnership’s results of operations for the three months ended March 31, 2017, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and unaudited condensed interim consolidated financial statements. The Form 6-K can be viewed on the SEC’s website: http://www.sec.gov and at HMLP’s website: http://www.hoeghlngpartners.com

About Höegh LNG Partners LP

Höegh LNG Partners LP (NYSE: HMLP) is a growth-oriented limited partnership formed by Höegh LNG Holdings Ltd. (Oslo Børs: HLNG), a leading floating LNG service provider. HMLP's strategy is to own, operate and acquire FSRUs and associated LNG infrastructure assets under long-term charters. Its FSRUs have an industry leading average remaining firm contract duration of 12.2 years plus options as of March 31, 2017.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "future," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

•	the Partnership’s anticipated growth strategies;

•	the Partnership’s anticipated receipt of dividends and repayment of indebtedness from joint ventures;

•	the effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership’s operating expenses, including drydocking and insurance costs;

•	the Partnership’s ability to make or increase cash distributions on its units and the amount of any such distributions;

•	the Partnership’s ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the future financial condition of the Partnership’s existing or future customers;

•	the Partnership’s ability to make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by customers;

•	the Partnership’s ability to maintain long-term relationships with customers;

•	the Partnership’s ability to leverage Höegh LNG's relationships and reputation in the shipping industry;

•	the Partnership’s ability to purchase the 49% interest in the Höegh Grace entities or additional vessels from Höegh LNG in the future;

•	the Partnership’s ability to integrate and realize the anticipated benefits from the acquisition of the 51% interest in the Höegh Grace entities;

•	the Partnership’s continued ability to enter into long-term, fixed-rate charters;

•	the operating performance of the Partnership’s vessels;

•	the Partnership’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	expected pursuit of strategic opportunities, including the acquisition of vessels;

•	the Partnership’s ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of its vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and the Partnership’s ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	demand in the FSRU sector or the LNG shipping sector in general and the demand for the Partnership’s vessels in particular;

•	availability of skilled labor, vessel crews and management;

•	the Partnership’s incremental general and administrative expenses as a publicly traded limited partnership and its fees and expenses payable under its ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership’s ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of common units in the public market;

•	the Partnership’s business strategy and other plans and objectives for future operations;

•	the Partnership’s ability to successfully remediate any material weaknesses in its internal control over financial reporting and its disclosure controls and procedures; and

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2016 and subsequent quarterly reports on Form 6-K.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP
UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF INCOME
(in thousands of U.S. dollars, except per unit amounts)

	Three months ended
	March 31,
	2017	2016
REVENUES
Time charter revenues	$35,076	$21,670
Total revenues	35,076	21,670
OPERATING EXPENSES
Vessel operating expenses	(6,177)	(3,783)
Administrative expenses	(2,757)	(2,305)
Depreciation and amortization	(5,263)	(2,630)
Total operating expenses	(14,197)	(8,718)
Equity in earnings (losses) of joint ventures	4,809	(6,708)
Operating income (loss)	25,688	6,244
FINANCIAL INCOME (EXPENSE), NET
Interest income	130	273
Interest expense	(7,736)	(6,406)
Gain (loss) on derivative instruments	663	335
Other items, net	(802)	(1,037)
Total financial income (expense), net	(7,745)	(6,835)
Income (loss) before tax	17,943	(591)
Income tax expense	(1,755)	(449)
Net income (loss)	$16,188	$(1,040)
Non-controlling interest in net income	2,744	—
Partners’ interest in net income (loss)	$13,444	$(1,040)

Earnings per unit
Common unit public (basic and diluted)	$0.40	$(0.04)
Common unit Höegh LNG (basic and diluted)	$0.42	$(0.04)
Subordinated unit (basic and diluted)	$0.42	$(0.04)

HÖEGH LNG PARTNERS LP
UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS
(in thousands of U.S. dollars)

	As of
	March 31,	December 31,
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	$18,767	$18,915
Restricted cash	8,840	8,055
Trade receivables	6,901	2,088
Amounts due from affiliates	4,247	4,237
Advances to joint ventures	5,730	6,275
Inventory	683	697
Current portion of net investment in direct financing lease	3,563	3,485
Prepaid expenses and other receivables	1,352	609
Total current assets	50,083	44,361
Long-term assets
Restricted cash	14,154	14,154
Cash designated for acquisition	—	91,768
Vessels, net of accumulated depreciation	694,485	342,591
Other equipment	609	592
Intangibles and goodwill	27,106	16,241
Advances to joint ventures	291	943
Net investment in direct financing lease	285,705	286,626
Long-term deferred tax asset	52	791
Other long-term assets	12,364	12,400
Total long-term assets	1,034,766	766,106
Total assets	$1,084,849	$810,467

HÖEGH LNG PARTNERS LP
UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS
(in thousands of U.S. dollars)

	As of
	March 31,	December 31,
	2017	2016
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$45,458	$32,208
Trade payables	925	972
Amounts due to owners and affiliates	3,538	1,374
Value added and withholding tax liability	1,360	796
Derivative instruments	4,185	3,534
Accrued liabilities and other payables	19,565	18,932
Total current liabilities	75,031	57,816
Long-term liabilities
Accumulated losses of joint ventures	21,077	25,886
Long-term debt	468,324	300,440
Revolving credit and seller’s credit due to owners and affiliates	44,605	43,005
Derivative instruments	3,699	3,511
Long-term tax liability	2,387	2,228
Long-term deferred tax liability	1,804	1,556
Other long-term liabilities	10,491	11,235
Total long-term liabilities	552,387	387,861
Total liabilities	627,418	445,677
EQUITY
Common units public	320,907	321,091
Common units Höegh LNG	6,915	6,849
Subordinated units	42,992	42,586
Accumulated other comprehensive income (loss)	(4,845)	(5,736)
Total partners' capital	365,969	364,790
Non-controlling interest	91,462	—
Total equity	457,431	364,790
Total liabilities and equity	$1,084,849	$810,467

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2017 AND 2016

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net) less the non-controlling interest in Segment EBITDA. Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization, interest income from advances to joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

For the three months ended March 31, 2017, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung, the operating lease related to the Höegh Gallant and the operating lease related to the Höegh Grace consolidated on January 1, 2017. For the three months ended March 31, 2016, Majority held FSRUs includes only the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant.

As of March 31, 2017 and 2016, Joint Venture FSRUs include two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint Venture FSRUs are presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) non-controlling interest in Segment EBITDA is subtracted in the segment note and the tables below to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint Venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in the Höegh Grace entities. Since the Partnership obtained control of the Höegh Grace entities, it consolidates 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership is reflected as non-controlling interest in net income and non-controlling interest in total equity under US GAAP. Management monitors the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in Segment EBITDA of such entities and, therefore, subtracts the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA is reversed to reconcile to operating income and net income in the segment presentation below. The following tables include the results for the segments for the three months ended March 31, 2017 and 2016.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2017

(in thousands of U.S. dollars)

		Three months ended March 31, 2017
		Joint venture
	Majority	FSRU’s		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$35,076	10,924	—	46,000	(10,924)	(1)	$35,076
Total revenues	35,076	10,924	—	46,000			35,076
Operating expenses	(7,262)	(2,619)	(1,672)	(11,553)	2,619	(1)	(8,934)
Equity in earnings (losses) of joint ventures	—	—	—	—	4,809	(1)	4,809
Less: Non-controlling interest in Segment EBITDA	(4,994)	—	—	(4,994)	4,994	(2)	—
Segment EBITDA	22,820	8,305	(1,672)	29,453
Add: Non-controlling interest in Segment EBITDA	4,994			4,994	(4,994)	(2)	—
Depreciation and amortization	(5,263)	(2,440)	—	(7,703)	2,440	(1)	(5,263)
Operating income (loss)	22,551	5,865	(1,672)	26,744			25,688
Gain (loss) on derivative instruments	663	2,496	—	3,159	(2,496)	(1)	663
Other financial income (expense), net	(7,455)	(3,552)	(953)	(11,960)	3,552	(1)	(8,408)
Income (loss) before tax	15,759	4,809	(2,625)	17,943	—		17,943
Income tax expense	(1,755)	—	—	(1,755)	—		(1,755)
Net income (loss)	$14,004	4,809	(2,625)	16,188	—		$16,188
Non-controlling interest in net income	2,744	—	—	2,744			2,744
Partners’ interest in net income	$11,260	4,809	(2,625)	13,444	—		$13,444

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Eliminations reverse the adjustment to Non-controlling interest in Segment EBITDA included for Segment EBITDA and the adjustment to reverse the Non-controlling interest in Segment EBITDA to reconcile to operating income and net income.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2016

(in thousands of U.S. dollars)

	Three months ended March 31, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-	Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Time charter revenues	$21,670	10,739	—	32,409	(10,739)	$21,670
Total revenues	21,670	10,739	—	32,409		21,670
Operating expenses	(4,583)	(2,193)	(1,505)	(8,281)	2,193	(6,088)
Equity in earnings (losses) of joint ventures	—	—	—	—	(6,708)	(6,708)
Segment EBITDA	17,087	8,546	(1,505)	24,128
Depreciation and amortization	(2,630)	(2,379)	—	(5,009)	2,379	(2,630)
Operating income (loss)	14,457	6,167	(1,505)	19,119		6,244
Gain (loss) on derivative instruments	335	(8,993)	—	(8,658)	8,993	335
Other financial income (expense), net	(6,172)	(3,882)	(998)	(11,052)	3,882	(7,170)
Income (loss) before tax	8,620	(6,708)	(2,503)	(591)	—	(591)
Income tax expense	(448)	—	(1)	(449)	—	(449)
Net income (loss)	$8,172	(6,708)	(2,504)	(1,040)	—	$(1,040)

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(In thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended March 31, 2017 and 2016.

	Three months ended
	March 31,
(in thousands of U.S. dollars)	2017	2016
Interest income	$130	$273
Interest expense:
Interest expense	(7,259)	(5,582)
Commitment fees	(264)	(301)
Amortization of debt issuance cost and fair value of debt assumed	(213)	(523)
Total interest expense	(7,736)	(6,406)
Gain (loss) on derivative instruments	663	335
Other items, net:
Unrealized foreign exchange gain (loss)	(147)	50
Realized foreign exchange gain (loss)	14	(385)
Bank charges, fees and other	(23)	(80)
Withholding tax on interest expense and other	(646)	(622)
Total other items, net	(802)	(1,037)
Total financial income (expense), net	$(7,745)	$(6,835)

Appendix A: Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items less non-controlling interest in Segment EBITDA. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Three months ended March 31, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$14,004	4,809	(2,625)	16,188			$16,188	(3)
Interest income	—	(11)	(130)	(141)	11	(4)	(130)
Interest expense	6,667	3,545	1,069	11,281	(3,545)	(4)	7,736
Depreciation and amortization	5,263	2,440	—	7,703	(2,440)	(5)	5,263
Other financial items (2)	125	(2,478)	14	(2,339)	2,478	(6)	139
Income tax (benefit) expense	1,755	—	—	1,755			1,755
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,534	(4)	3,534
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,440	(5)	2,440
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(2,478)	(6)	(2,478)
Non-controlling interest in EBITDA	(4,994)	—	—	(4,994)			(4,994)
Segment EBITDA	$22,820	8,305	(1,672)	29,453			$29,453

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership's share of the Joint venture FSRUs net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership's share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs.”

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

	Three months ended March 31, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$8,172	(6,708)	(2,504)	(1,040)			$(1,040)	(3)
Interest income	—	—	(273)	(273)	—	(4)	(273)
Interest expense	5,155	3,865	1,251	10,271	(3,865)	(4)	6,406
Depreciation and amortization	2,630	2,379	—	5,009	(2,379)	(5)	2,630
Other financial items(2)	682	9,010	20	9,712	(9,010)	(6)	702
Income tax (benefit) expense	448	—	1	449			449
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,865	(4)	3,865
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,379	(5)	2,379
Equity in earnings of JVs: Other financial items(2)	—	—	—	—	9,010	(6)	9,010
Segment EBITDA	$17,087	8,546	(1,505)	24,128			$24,128

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership's share of the Joint venture FSRUs net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership's share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs.”

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts less non-controlling interest in amortization in revenues for above market contracts, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost and fair value of debt assumed, other items (net), unrealized foreign exchange losses (gains), current income tax expense, non-controlling interest in finance and tax items and other adjustments including indemnification paid by Hoegh LNG for non-budgeted expenses and losses and estimated maintenance and replacement capital expenditures. Cash collections on the direct financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under time charter and the revenues recognized as a financing lease (representing the payment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisitions of the Höegh Gallant and Höegh Grace. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets.

Distributable cash flow is presented starting with Segment EBITDA taken from the total segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’ cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to unitholders. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership's liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measures for liquidity.

(in thousands of U.S. dollars)	Three months ended March 31, 2017
Segment EBITDA	$29,453
Cash collection/Principal payment on direct financing lease	843
Amortization in revenues for above market contracts	895
Non-controlling interest: amortization of above market contract	(149)
Equity in earnings of JVs: Amortization of deferred revenue	(574)
Interest income (1)	141
Interest expense (1)	(11,281)
Amortization of debt issuance cost (1) and fair value of debt assumed	257
Other items, net (1)	(820)
Unrealized foreign exchange losses (gains)	147
Current income tax expense	(691)
Non-controlling interest: finance and tax items	1,176
Other adjustments:
Indemnification paid by Höegh LNG after quarter end for non-budgeted expenses and losses	606
Estimated maintenance and replacement capital expenditures	(4,520)
Distributable cash flow	$15,483

(1)	The Partnership's interest in the joint ventures' interest income, interest expense, amortization of debt issuance cost and other items, net is $11, $3,544 ,$45 and $17 respectively

Reconciliation of distributable cash flows to net cash provided by operating activities

(in thousands of U.S. dollars)	Three months ended March 31, 2017
Distributable cash flow	$15,483
Indemnification paid by Höegh LNG after quarter end for non-budgeted expenses & losses	(606)
Estimated maintenance and replacement capital expenditures	4,520
Non-controlling interest in EBITDA	4,994
Non-controlling interest: amortization of above market contract	149
Non-controlling interest: finance and tax items	(1,176)
Equity in earnings of JVs: Amortization of deferred revenue	574
Equity in earnings of JVs: Amortization of debt issuance cost	(45)
Equity in earnings of JVs: Depreciation and amortization	(2,440)
Equity in earnings of JVs: Gain (loss) on derivative instruments	2,496
Equity in losses (earnings) of joint ventures	(4,809)
Cash collection/Principal payment on direct financing lease	(843)
Changes in accrued interest expense and interest income	1,008
Other adjustments	136
Changes in working capital	136
Net cash provided by (used in) operating activities	$19,577

Media contact:
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830
www.hoeghlngpartners.com